UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________________________

SCHEDULE 14f-1

___________________

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

____________________________

DENALI CONCRETE MANAGEMENT, INC.

(Name of Registrant as Specified In Its Charter)

000-52545

(Commission File Number)

Nevada	88-0445167
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

123 West Nye Lane, Suite 129

Carson City, NV 89706

(Address of Principal Executive Offices)

(805) 235-0139

(Registrant’s Telephone Number)

DENALI CONCRETE MANAGEMENT, INC.

123 West Nye Lane, Suite 129

Carson City, Nevada 89706

(805) 235-0139

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

Notice of Change in the Majority of the Board of Directors

August 23, 2011

INTRODUCTION

This Information Statement is being mailed on or about August 23, 2011, by Denali Concrete Management, Inc. (the “Company” or “Denali”) to all holders of record of shares of its common stock in connection with an anticipated change in a majority of the members of the Company’s Board of Directors other than at a meeting of shareholders. This information statement (“Information Statement”) is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

Summary of Transactions

On June 5, 2011, the Company entered into that certain agreement (the “Agreement”) with Can-Fite Biopharma Ltd., an Israeli corporation (“Can-Fite”), whereby the parties agreed to consummate various transactions.  Under the Agreement, Can-Fite agreed to grant an exclusive license for the use of CF101 (Can-Fite’s therapeutic drug candidate) solely in the field of ophthalmic diseases to its wholly-owned subsidiary, Eye-Fite Ltd., a private company incorporated under the laws of the State of Israel (“Eye-Fite”), and the Company agreed to recapitalize its capital stock prior to the consummation of the transactions contemplated by the Agreement so that, upon the consummation of the various transactions, Can-Fite would transfer all of its interest in Eye-Fite to the Company in exchange for a 90% equity interest in the Company, on a fully diluted basis, prior to the Financing (as defined below).  In connection with the closing of the Agreement, the Company will also receive not less than $5 million from investors through a private placement in connection with the transactions contemplated by the Agreement (the “Financing”).  The Company and Can-Fite further agreed to enter into a services agreement to set forth the terms by which Can-Fite will manage, as an independent contractor, all activities relating to pre-clinical and clinical studies performed for the development of the ophthalmic indications of CF101.

On or about September 6, 2011, in accordance with the terms of the Agreement, the Company will enter into a stock purchase agreement (the “Stock Purchase Agreement”) with Can-Fite, whereby Can-Fite will purchase 36,000,000 shares of common stock of the Company in exchange for surrendering to the Company all of the issued and outstanding common stock of Eye-Fite. As a result of the consummation of the actions contemplated by the Stock Purchase Agreement, Eye-Fite will become the Company’s wholly-owned subsidiary and Can-Fite will become the Company’s majority shareholder.

In connection with the consummation of the transactions contemplated by the Agreement and the Stock Purchase Agreement, there will be a change in a majority of the members of the Company’s Board of Directors other than at a meeting of shareholders.  The Company’s Articles of Incorporation and Bylaws provide that the Board of Directors has the authority to set the size of the Board so long as the number of directors is not reduced to less than one.  The Bylaws further provide that vacancies on the Board shall be filled by the remaining director.  Accordingly, immediately prior to the consummation of the transactions contemplated by the Agreement and the Stock Purchase Agreement, the Board of Directors of the Company will expand the size of the Board from one member to three members.  Mathew Rule, as the sole director of the Company immediately prior to the consummation of the transactions contemplated by the Agreement and the Stock Purchase Agreement, will resign as sole director of the Company on or about the tenth day after the mailing of this Schedule 14f-1 and, prior to his resignation, he will approve the appointment of Pnina Fishman, Ilan Cohn and Guy Regev as new directors of the Company effective as of the date of his resignation.  Mathew Rule will also resign as our Chief Executive Officer and Chief Financial Officer and we will appoint Pnina Fishman as our Interim Chief Executive Officer and Itay Weinstein as our Interim Chief Financial Officer.

This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the appointment of the new directors.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

VOTING SECURITIES

There is currently one class of voting securities (i.e., the common stock) of the Company entitled to be voted at a meeting, or by written consents or authorizations if no meeting is held.  As of the date of this Information Statement, the Company’s authorized capital stock included 50,000,000 shares of common stock, of which 11,370,430 shares are issued and outstanding (approximately 46,315,790  shares will be issued and outstanding upon consummation of the transactions contemplated by the Agreement and the Stock Purchase Agreement).  Each share of the Company’s common stock entitles the holder thereof to one vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as it will be upon the consummation of the transactions contemplated by the Agreement and the Stock Purchase Agreement (including the Financing) (the “Effective Date”), by:

•

Our principal executive officer and our two most highly paid executive officers, including those persons who served as our principal executive officer during our fiscal year ended December 31, 2010 (collectively, the “Named Executive Officers”);

•

Each of our directors (including each person named to become a director on the Effective Date);

•

All of our directors (including each person named to become a director on the Effective Date) and executive officers as a group; and

•

Each person who is known by us to beneficially own more than 5% of our common stock.

Unless otherwise noted, we believe that all persons named in the table have sole voting and investment power with respect to all shares of our common stock beneficially owned by them. All percentages have been calculated based upon approximately 46,315,790 shares of our common stock that will be issued and outstanding as of the close of business on the Effective Date.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (1)	Percentage of Outstanding Common Shares
Greater than 5% Holders:
Can-Fite Biopharma Ltd. (2)	38,105,264	82.27%
Directors and Named Executive Officers:
Mathew Rule (Former Director, Former Chief Executive Officer and Former Chief Financial Officer)	629,570	1.36%
Pnina Fishman (Chairman of the Board and Interim Chief Executive Officer)	–	–
Itay Weinstein (Interim Chief Financial Officer)	–	–
Ilan Cohn	–	–
Guy Regev	–	–
All Directors and Officers as a Group (including certain former officers) (5 persons)	–	1.36%

(1)

Represents shares of common stock and shares of common stock that may be acquired upon exercise of options, warrants and other rights exercisable within 60 days of the close of business on September 6, 2011, the expected closing date of the Transaction, after giving effect to the Financing.

(2)

Includes 2,105,264 shares of common stock issuable to Can-Fite Biopharma Ltd. upon the exercise of warrants exercisable within 60 days of September 6, 2011, as issued to Can-Fite Biopharma Ltd. In connection with the Agreement described above.

CHANGE OF CONTROL

Prior to the Effective Date, there were 11,370,430 shares of common stock of the Company issued and outstanding.  Pursuant to the Agreement, the Company agreed to perform a recapitalization of its share capital so that 7,370,430 shares of common stock shall be repurchased by the Company and returned to treasury so that, immediately prior to the Effective Date, the authorized share capital of the Company shall consist of 1,000,000 shares of preferred stock (none of which will be issued and outstanding) and 50,000,000 shares of common stock (of which 4,000,000 shall be issued and outstanding and held by the shareholders of the Company).

Concurrent with the closing of the Agreement, the Company will receive not less than $5 million from certain investors through a private placement.  Accordingly, effective as of the Effective Date, the Company will enter into subscription agreements with certain accredited investors, pursuant to which the Company will receive approximately $5 million and issue an aggregate of approximately 4,210,526 shares of its common stock to such investors.

Also on the Effective Date, pursuant to the terms of the Stock Purchase Agreement, the Company will issue 36,000,000 shares of its common stock to Can-Fite in exchange for Can-Fite’s transfer of all 1,000 issued and outstanding shares of Eye-Fite to the Company.  Accordingly, as of the Effective Date, Can-Fite will be the majority shareholder of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

In connection with the consummation of the transactions contemplated by the Agreement and the Stock Purchase Agreement, there will be a change in a majority of the members of the Company’s Board of Directors other than at a meeting of shareholders.  The following table sets forth information concerning the Company’s executive officers and directors, including their ages and positions with the Company, as of the Effective Date.  All persons named in the table below will begin serving in the positions indicated as of the Effective Date.  All directors named below will be appointed by Mathew Rule, as discussed above.

Name	Age	Title
Pnina Fishman, Ph.D.	62	Chairman of the Board and Interim Chief Executive Officer
Ilan Cohen, Ph.D.	56	Director
Guy Regev	42	Director
Itay Weinstein	40	Interim Chief Financial Officer

Pnina Fishman, Chairman of the Board and Interim Chief Executive Officer.

Pnina Fishman, Ph.D. co-founded Can-Fite, has served as Chief Executive Officer of Can-Fite since September 2005 and is Can-Fite board member.  Dr. Fishman is the scientific founder of Can-Fite and was previously a professor of Life Sciences and headed the Laboratory of Clinical and Tumor Immunology at the Felsenstein Medical Research Institute, Rabin Medical Center, Israel. Dr. Fishman has authored or co-authored over 150 publications and presented the findings of her research at many major scientific meetings. Her past managerial experience included seven years as Chief Executive Officer of Mor Research Application, the technology transfer arm of Clalit Health Services, the largest healthcare provider in Israel. Mor Research Application was also the first clinical research organization in Israel. She was also involved in the establishment and served on the board of directors of several life sciences technology start-ups. Dr. Fishman is also a board member of F.D. Consulting Ltd.  Given Dr. Fishman’s extensive scientific track record, biotechnology management expertise, preclinical and clinical trials management capabilities, and her deep acquaintance with Can-Fite and its technology, we have decided to appoint her as Chairman of the Board and Interim Chief Executive Officer.

Ilan Cohn, Director.

Ilan Cohn, Ph.D. is a Patent Attorney and Senior Partner at the patent attorney firm Reinhold Cohn & Partners. Dr. Cohn co-founded Can-Fite, served as its Chief Executive Officer until September 2004 and is currently Vice Chairman of the Can-Fite Board of Directors.  Dr. Cohn holds a Ph.D. in biology and is a patent attorney with many years of experience in the biopharmaceutical field.  He has served on the board of directors of a number of life science companies in Israel and in the United States.  He was also involved in the past in management of venture capital funds focused on investments in the life sciences industry.  Dr. Cohn served a number of years as a co-chairman of the Biotech Committee of the US-Israeli Science and Technology Commission. Dr. Cohn is a Director of I.C.R.C. Management Ltd a company wholly owned by him.  Given Dr. Cohn’s expertise in intellectual property and licensing transactions, his business development experience and his deep acquaintance with Can-Fite and its technology, we have decided to appoint him as a director of the Board.

Guy Regev, Director.

Mr. Guy Regev is currently the Chief Executive Officer of Shaked Global Group, a privately-held equity investment firm that provides value added capital to environmental related companies and technologies.  Mr. Regev joined Shaked Global Group at the beginning of 2008.  Shaked Global Group is a major shareholder in Can-Fite and  Mr. Regev is a director of Can-Fite.  Mr. Regev has over 12 years of experience in accounting, financial management and control and general management of commercial enterprises. Prior to joining Shaked, Mr. Regev was Vice President, commercial business, at Housing & Construction Holding (“HCH”), Israel’s largest infrastructure company.  His duties included being responsible for the consolidation and financial recovery of various business units within HCH.  Prior to that, Mr. Regev carried several roles within the group including as a Chief Financial Officer and later the Chief Executive Officer of Blue-Green Ltd., the environmental services subsidiary of HCH.  Between 1999 and 2001, Mr. Regev was a manager at Deloitte & Touche, Israel.  Mr. Regev holds an LLB degree in Law (Israel) ) and has been a licensed CPA since 1999. Mr. Regev is a director of Knollan Ltd, Lotus Bio, The Green Way Ltd, Yehuda Shtang Ltd, Raviv Revolution Ltd, Aeronautics Ltd, R.E.B.I. Ltd.  Given Mr. Regev’s financial background and experience in accounting, financial and general management, we have decided to appoint him as a director of our Board.

Itay Weinstein, Interim Chief Financial Officer.

Mr. Itay Weinstein is a Partner at Shimony C.P.A. and has been working there since 1999.  Mr. Weinstein is also Can-Fite’s controller and has served as Can-Fite’s controller since 2003.  Prior to that, Mr. Weinstein served as Auditor at Oren Horowitz.  Mr. Weinstein holds a B.A. in economics and accounting from the Tel Aviv University, Israel and has been a licensed CPA since 1999. Mr. Weinstein is a board member of Uno Management and Consulting Ltd.

CORPORATE GOVERNANCE

Board Leadership Structure and Role in Risk Oversight

Mathew Rule currently serves as the Company’s sole director and sole executive officer.  While Denali does not have a formal policy requiring combining or separating the roles of its principal executive officer and the chairman of the board, as a result of the limited nature of Denali’s operations and resources, Mr. Rule currently serves as both the Chief Executive Officer and Chairman of the Board of Denali.

Upon the Effective Date, Pnina Fishman will serve as both the Chairman of the Board and the Interim Chief Executive Officer of the Company.  The Board believes that Dr. Fishman is in the best position to serve as its chairman because she is very familiar with CF101, the therapeutic drug candidate, licensed by Can-Fite to Eye-Fite, which will be the focus of the Company’s business as of the Effective Date.  Because of Dr. Fishman’s long service to Can-Fite as co-founder, Chief Executive Officer and a director of Can-Fite, the Board believes that Dr. Fishman is in the best position to lead discussions on and execute on the Company’s development plan relating to CF101 and to ensure the Board is focusing on the issues that are most important to the Company’s success. For all of these reasons, the Board has determined that, upon the Effective Date, the most effective leadership structure is to have Dr. Fishman lead the Company as both Interim Chief Executive Officer and Chairman of the Board.

From time to time the Company is exposed to risks, including strategic, operational, financial and compliance risks.  Prior to the Effective Date, the full Board of Directors of Denali was responsible for overseeing Denali’s risk management process since Mathew Rule served as Denali’s sole director.  As a result of Mathew Rule’s service as the sole executive officer and director of Denali, Denali’s Board of Directors was aware of all matters relating to the operations of Denali. After the consummation of the transactions contemplated by the Agreement, and as a result of the appointment of new executive officers of the Company and members of the Board, as discussed in this Information Statement, the Board intends to evaluate the respective roles of the Board and the management of the Company in managing risks of the Company.

Director Independence

Denali is not subject to listing requirements of any national securities exchange and, as a result, as of the date of this Information Statement, the Board of Directors of the Company is not required to be composed of a specified number of “independent directors.”  As of the date of this Information Statement, Denali does not have any independent directors, as Mathew Rule serves as the Company’s sole executive officer and sole director.

In connection with the transactions contemplated by the Agreement, the size of the Board of Directors of the Company will be increased from one to three upon the Effective Date.  Also on the Effective Date, Mathew Rule will resign as the Company’s sole director and will appoint Pnina Fishman, Ilan Cohn and Guy Regev as new directors of the Company.

In the event that Denali’s common stock becomes listed on a national securities exchange, the composition of the Board of Directors, and any future audit committee, compensation committee, nominating and corporate governance committee and any other committee of the Board, will be subject to the corporate governance provisions of such exchange, including rules relating to the independence of directors.

Following the Effective Date, the Company intends to evaluate the composition and membership of the Board of Directors and expects to add two additional members to the Board.  In evaluating the composition of the Board, the Company may consider such factors as diversity of backgrounds, experience and competencies that the Board desires to have represented.  These competencies may include independence, adherence to ethical standards, the ability to exercise business judgment, industry knowledge and experience and/or other relevant business or professional experience and the ability to offer the Company’s management meaningful advice and guidance based on that experience and the ability to devote sufficient time and effort to service as a director.

Board Meetings and Committees; Annual Meeting Attendance

During the fiscal year ended December 31, 2010, the Board of Directors of Denali did not hold any meetings and did not conduct any business by written consent without a meeting.  The Company has not yet established a policy with respect to Board members’ attendance at the annual meetings of shareholders.

The Company does not have standing audit, nominating or compensation committees of the Board of Directors.  The Company is not required to have such committees because it does not have a listed security (as defined in Rule 10A-3 promulgated under the Exchange Act).  Moreover, since Mathew Rule has served as Denali’s sole director, he performs all roles that would be delegated to such committees, making the existence of such committees unnecessary.

Nominating Committee

The Company does not have a standing nominating committee and, accordingly, the Company does not have a nominating committee charter.  Currently, Mathew Rule, as the sole director of Denali, considers director nominees.  Mr. Rule considers candidates who have experience as board members or senior officers of a company or who are generally recognized in a relevant field.  Mr. Rule also evaluates whether the candidates’ skills and experiences are complementary to the skills and experience of the then-existing Board of Directors as well as the Board of Directors’ need for operational, management, financial, international, technological or other expertise.

The Agreement provides that Can-Fite shall be entitled to appoint each of the persons named above to be appointed to the Board.  In connection with the Company’s entry into the Agreement, Mathew Rule, as the sole member of the Board of Directors of Denali immediately prior to the consummation of the transactions contemplated by the Agreement, considered the foregoing factors in evaluating the appropriateness of such appointments, and determined that the appointments of such persons to the Board were desirable and in the best interests of the Company.  The Board, as constituted on or after the Effective Date, may re-evaluate its policies regarding consideration and nomination of director candidates, including those candidates recommended by shareholders of the Company.

Audit Committee

The Company does not have a standing audit committee and, accordingly, the Company does not have an audit committee charter or audit committee financial expert.  Prior to the Effective Date, Mathew Rule assumed the functions of an audit committee. The Board, as constituted on and after the Effective Date, may evaluate whether it is necessary or appropriate to establish a committee to exercise oversight responsibility regarding the quality and integrity of the Company’s accounting and financial reporting processes and the auditing of the Company’s financial statements and to serve other roles typically provided by an audit committee.  In addition to considering the establishment of a standing audit committee, the Company may also consider the designation of an audit committee financial expert.

Audit Committee Report

In connection with the preparation and filing of Denali’s annual report on Form 10-K for Denali’s fiscal year ended December 31, 2010 (the “Denali Form 10-K”), Mathew Rule, as the sole member of the Board of Directors, and as the sole executive officer of Denali as of December 31, 2010 and as of March 3, 2011, the date on which Denali filed with the SEC the Denali Form 10-K, reviewed and discussed with our independent registered public accounting firm, R.R. Hawkins & Associates International, a PC, which is responsible for expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States, its judgments as to the quality, not just the acceptability, of our accounting principles and such other matters as are required to be discussed with the committee by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1 AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.  In addition, the board has received the written disclosures and the letter from R.R. Hawkins & Associates International, a PC, required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the audit committee concerning independence, and has discussed with R.R. Hawkins & Associates International, a PC its independence.

Based on the review and discussions referred to above, Mr. Rule determined that the audited financial statements be included in the Denali Form 10-K for its fiscal year ended December 31, 2010.

This report is provided by the following person, who performs the functions that an audit committee would perform:

Mathew Rule, Sole Member of Denali’s Board of Directors as of December 31, 2010 and as of March 3, 2011, the date on which Denali filed with the SEC the Denali Form 10-K

Compensation Committee

The Company does not have a standing compensation committee, and, accordingly, the Company does not have a compensation committee charter. During fiscal 2010, Mathew Rule served as our sole director and sole executive officer, but Mr. Rule does not receive compensation for performing any services for the Company, either as a director or as an officer.  Moreover, no current or prior officer of Denali has received compensation from Denali for services rendered in the last three years.

After the consummation of the transactions contemplated by the Agreement, it is anticipated that all future decisions regarding executive compensation will be the responsibility of the Board of Directors as a whole, as constituted after the Effective Date.  The Board may evaluate in the future its policies and practices regarding executive and employee compensation.

Shareholder Communications

While the Company has not yet established corporate governance guidelines that may establish the means by which a holder of the Company’s securities may contact the Board of Directors, shareholders or other interested parties may communicate with the Board by sending a letter to Denali Concrete Management, Inc., 123 West Nye Lane, Suite 129, Carson City, Nevada 89706, Attention: Mathew Rule.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Related Persons

We utilize office space at the residence of Mathew Rule to conduct our activities at no charge.

At various times during the previous years, the Company has found it necessary to borrow funds from its shareholders to fund the operations of the Company.  These notes were due and payable on December 31, 2010 and carry an interest rate of 12% per year.  The parties have agreed to extend the notes to December 31, 2011.  The total outstanding as of December 31, 2010 and 2009 was $64,680 and $52,241, respectively.  The accrued interest on these notes as of December 31, 2010 and 2009 was $26,891 and $19,790, respectively.  For the years ended December 31, 2010 and December 31, 2009, related parties advanced the Company $12,439 and $15,588, respectively, for working capital purposes.

Policies and Procedures for Related Party Transactions

The Company has not adopted any policies or procedures for the review, approval, or ratification of any transaction required to be reported under “Transactions with Related Persons.”  Since the beginning of the last fiscal year, Mathew Rule has been the sole officer, sole director and only shareholder that is known by the Company to own more than 5% of the Company’s common stock.  For this reason, the Company has not adopted policies and procedures for the review, approval or ratification of these transactions.  Except for loans by Mr. Rule to the Company as discussed above, there have been no “Transactions with Related Persons” since the beginning of the registrant’s last fiscal year.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The following table identifies each person who, at any time during the fiscal year ended December 31, 2010, was a director, officer, or beneficial owner of more than 10% of our common stock that failed to file on a timely basis reports required by Section 16(a) of the Exchange Act during the most recent fiscal year:

		Number of
		Transactions Not
	Number of Late	Reported on a	Reports Not
Name	Reports	Timely Basis	Filed
Mathew G. Rule	5	1	0

On June 16, 2007, Mr. Rule became subject to the reporting requirements of Section 16(a) by virtue of the registration statement on Form 10 filed by the Company on April 2, 2007.  Mr. Rule filed a Schedule 13D on June 28, 2007, reporting his stock ownership pursuant to Section 13 of the Exchange Act, but failed to file a Form 3 and his annual Form 5 reports thereafter to report his stock ownership under Section 16(a).  On July 29, 2011, as amended on August 3, 2011, Mr. Rule filed his Form 5 and represented that the number of shares owned by him and reportable under Section 16(a) as set forth in this Form 3 had not changed since he became subject to the obligation to file the original Form 3 on June 16, 2007.

EXECUTIVE COMPENSATION

No current or prior officer or director has received any remuneration or compensation from the Company in the past three years, nor has any member of the Company’s management been granted any option or stock appreciation right. Accordingly, no tables relating to such items have been included within this Item. None of our employees are subject to a written employment agreement nor has any officer received a cash salary since our founding.

The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal periods ended December 31, 2010, 2009 and 2008. Other than as set forth herein, no executive officer’s salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compensation ($)	Nonquali- fied Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Mathew G. Rule	2010 2009 2008	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-

Compensation of Directors

There are no agreements to compensate any of the directors for their services.

Our officers and directors are reimbursed for expenses incurred on our behalf.  Our officers and directors will not receive any finder’s fee as a result of their efforts to implement the business plan of Denali.  However, our officers and directors may receive benefits as beneficial shareholders of our common stock.

We have not adopted any retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of our employees.

Termination of Employment and Change of Control Arrangement

There are no compensatory plans or arrangements, including payments to be received from the Company, with respect to any former employees, officers or directors which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of such person’s employment with the Company or its subsidiaries, or any change in control of the Company, or a change in the person’s responsibilities following a change in control of the Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read, without charge, and copy, at prescribed rates, all or any portion of any reports, statements or other information in the files at the public reference room at the SEC’s principal office at 100 F Street NE, Washington, D.C., 20549. You may request copies of these documents, for a copying fee, by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The Company’s filings will also be available to you on the SEC’s website at http://www.sec.gov.